Manhattan Pharmaceuticals, Inc.

48 Wall Street

New York, NY 10005

January 12, 2010

VIA EDGAR AND FAX

Securities and Exchange Commission
Division of Corporation Finance
Fax (202) 772-9198

Re:	Manhattan Pharmaceuticals, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed on March 31, 2009 File No. 001-32639

Dear Mr. Rosenberg:

On behalf of Manhattan Pharmaceuticals, Inc. (the "Company"), the following are our responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter (the “Comment Letter”) dated December 29, 2009.  The Staff’s comments have been retyped in italics below, and are followed by our responses.

Item 9A(T).  Controls and Procedures, page 52

1.
Your CEO and CFO concluded that the “disclosure controls and procedures were effective as of that date in alerting them on a timely basis” to information that is required to be disclosed.  Your interim Forms 10-Q contain similar language.  This conclusion does not appear to satisfy Item 307 of Regulation S-K and Rule 13a-15(e) under the Exchange Act.  Rule 13a-15(e) states that disclosure controls and procedures should ensure that information required to be disclosed “is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms.”  Please confirm that the disclosure controls and procedures ensure that information required to be disclosed is recorded, processed, summarized and reported within the time periods specified in the Commission’s rules and procedures.  If you are unable to confirm this statement,

●	Please provide further explanation including a description of any weaknesses that prevented the CEO and CFO from concluding that the disclosure controls and procedures were effective; and

●	Amend the Form 10-K to describe the weaknesses.

Manhattan Pharmaceuticals, Inc.

Response 1

The Company confirms that its disclosure controls and procedures were effective at the reasonable assurance level to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms.  The Company will conform its disclosure in future SEC filings to disclose whether its disclosure controls and procedures are effective at the reasonable assurance level to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms.

2.
It is not clear what the intent is of your disclosure in the second paragraph:  “There can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions.”  Please revise to clarify that the disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives.  In addition, please revise to state, if true, that the controls and procedures are, in fact, effective at the “reasonable assurance” level.  Please refer to Section II.F.4 of Management’s Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Period Reports, SEC Release No. 33-8238, available on our website at http://www.sec.gov/rules/final/33-8238.html,

Response 2

The intent of the Company’s disclosure was to convey that disclosure controls and procedures no matter how well designed can provide only reasonable, not absolute, assurance of achieving its objectives.  The Company confirms that its disclosure controls and procedures were effective at the reasonable assurance level to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms.  The Company acknowledges the staff’s comments and will revise its disclosure to clarify that its disclosure controls and procedures are designed to provide only reasonable assurance that such disclosure controls and procedures will achieve their objectives in its upcoming annual report on Form 10-K.  In addition, the Company will present the conclusions of its executive officers as to whether its disclosure controls and procedures are effective at the reasonable assurance level.

Manhattan Pharmaceuticals, Inc.

Exhibits 31.1 and 31.2

3.
Please tell us why your executive certifications do not include the entire introductory language of paragraph 4 of Item 601(b)(31) of Regulation S-K to also address your officers’ responsibility for establishing and maintaining internal control over your financial reporting.  This comment also applies to the certifications filed for the quarterly periods ended March 31, 2009, June 30, 2009, and September 30, 2009.

Response 3

The Company inadvertently omitted the phrase "and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f))" from its executive certifications filed with its annual report on Form 10-K and its quarterly reports on Form 10-Q for the periods ended March 31, 2009, June 30, 2009 and September 30, 2009.  Such omission was unintentional.  The Company confirms that its executive officers are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant.  The Company acknowledges the Staff's comments and will include the phrase "and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f))" in its executive certificates in future filings.

*******

The Company acknowledges that:

• the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

• Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

• the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call me at 212-492-8741 if there are any questions or further information is required.

Sincerely,

/s/: Michael McGuinness

Michael McGuinness
Chief Operating and Financial Officer